April 6, 2015

David Orlic, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Request for Expedited Treatment: Hospitality Properties Trust 2nd Revised Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE Filed April 6, 2015, File No. 001-11527

Dear Mr. Orlic,

I am writing to respond to the questions raised by your letter of March 30, 2015. For ease of reference, your questions are reproduced here in bold type. We request expedited review by Staff because the Company has already released its materials and failure for us to get shareholders our materials could cause shareholders to unwittingly return the Company’s materials (a considerable risk here given how little is mentioned of our proposal) and then not vote again, as often occurs when there is a significant gap between receipt of an issuer’s proxy statement and a dissident’s solicitation.

1. Please clarify disclosure in your proxy statement that refers to management’s attempt to permit board classification without shareholder approval. Management’s proposal contemplates shareholder approval.

We have clarified in our 2nd revised preliminary proxy statement that management’s proposal would not require prior shareholder approval for reclassifying the board.

Management’s proposal could turn back the clock on annual director elections

2. Disclosure states that, if the company were to classify its board by opting into MUTA, shareholders would have an opportunity to vote to opt out of MUTA only on the second annual meeting following classification. Management’s proposal requires shareholder approval within eighteen months of the election to be subject to MUTA. Please revise your disclosure accordingly, or clarify your disclosure.

We have clarified these statements to precisely reference 18 months.

Management’s counter-proposal may have been put forward with the sole objective of….

3. Disclosure states that, if the company were committed to opting out of MUTA, then the Managing Trustees would simply direct the board to opt out. Please revise your disclosure on this point to acknowledge that the Managing Trustees cannot direct the board to take specific action.

We have clarified this language in our 2nd revised preliminary proxy statement.

Supporting Statement for Our Proposal for MUTA Opt-Out…

4. Please clarify your disclosure to explain the meaning and import of “Tobin’s Q values.”

We have defined Tobin’s Q values in the text.

Information on Participants in This Solicitation

5. As requested in prior comment 8, please provide the disclosure required by Item 5(b)(viii) and (xii) of Schedule 14A, or direct us to where the required statements appear in your document.

We have revised our statement to include disclosure required by 5(b)(viii) and (xii) in the Information on Participants section. For the record, our counsel does not agree that this solicitation constitutes a contest for board election which necessitates those disclosures.

In addition, UNITE HERE acknowledges we are responsible for the adequacy and accuracy of the disclosures provided in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that UNITE HERE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE